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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )

___________

Cohen & Steers Select Utility Fund, Inc.
-------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)

19248A109
----------------------------------------
(CUSIP Number)

Full Value Advisors L.L.C.
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Tel. (201) 556-0092

With a copy to:

Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2007
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Full Value Advisors L.L.C.
22-3813015
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

New Jersey
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 737,495
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 737,495
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
----------------------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

----------------------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
----------------------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

OO
---------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Full Value Partners L.P.
22-3813020
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

Delaware
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 707,895
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 707,895
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Bulldog Investors I, LLC
74-3225389
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

Delaware
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 873,850
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 873,850
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

OO
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Opportunity Partners L.P.
11-3132092
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

Ohio
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 437,285
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 437,285
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Calapasas Investment Partners L.P.
95-4463608
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

California
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 124,355
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 124,355
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Opportunity Income Plus Fund L.P.
20-1384166
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

Delaware
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 101,350
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 101,350
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Full Value Special Situations Fund, LP
20-5465325
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

Delaware
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 73,065
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 73,065
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
-------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Full Value Offshore Partners L.P.
98-0516495
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

Cayman Islands
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 29,600
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 29,600
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Mercury Partners L.P.
91-1866104
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

California
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 134,033
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 134,033
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Steady Gain Partners L.P.
11-3601582
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

California
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 114,575
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 114,575
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Phillip Goldstein

------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
PF
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

U.S.A.
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 20,200
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 20,200
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

SPAR Advisors L.L.C.
20-1384114
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

New York
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 975, 200
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 975, 200
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

OO
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Kimball & Winthrop, Inc.
11-3132090
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

Ohio
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 446,485
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 446,485
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

CO
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Klein, Bogakos and Robertson, Cpas Inc.
95-4043897
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

California
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 124,355
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 124,355
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

CO
-------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Full Value Special Situations Fund GP LLC
20-5465387
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

Delaware
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 73,065
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 73,065
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

OO
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

GSG Capital Advisors LLC
95-4655639
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

California
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 134,033
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 134,033
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

OO
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

BJS Management, LLC
11-3599570
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

New York
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 114,575
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 114,575
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

OO
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Barry Swidler

------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
PF
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

U.S.A.
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 114,575
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 114,575
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
CUSIP No. 19248A109
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenn Goodstein

------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
PF
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizenship or Place of Organization

U.S.A.
------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 134,033
------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 134,033
------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

2,625,408
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

6.1%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN
------------------------------------------------------------------------------------------------------------------------------

Item 1 Security and Issuer

      The class of equity to which this Statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Cohen & Steers Select Utility Fund, Inc. (the “Issuer”), which has its principal offices at 280 Park Avenue, New York, NY 10017.

Item 2 Identity and Background

     This Statement is filed jointly by Full Value Advisors L.L.C., a New Jersey limited liability company (“Full Value Advisors”), Full Value Partners L.P., a Delaware limited partnership (“FVP”), Bulldog Investors I, LLC, a Delaware limited liability company (“BII”), Opportunity Partners L.P., an Ohio limited partnership (“OP”), Calapasas Investment Partners L.P., a California limited partnership (“CIP”), Opportunity Income Plus Fund L.P., a Delaware limited partnership (“OIP”), Full Value Special Situations Fund LP, a Delaware limited partnership (“FVS”), Full Value Offshore Partners L.P., a Cayman Islands exempted limited partnership (“FVO”), Mercury Partners L.P., a California limited partnership (“MP”), Steady Gain Partners L.P., a California limited partnership (“SGP”), Phillip Goldstein, an individual (“Mr. Goldstein”), SPAR Advisors L.L.C., a New York limited liability company (“SPAR”), Kimball & Winthrop, Inc., an Ohio corporation (“Kimball & Winthrop”), Klein, Bogakos and Robertson, Cpas Inc., a California corporation (“KBR”), Full Value Special Situations Fund GP LLC, a Delaware limited liability company (“FVS GP”), GSG Capital Advisors LLC, a California limited liability company (“GSG Capital”), BJS Management, LLC, a New York limited liability company (“BJS”), Glenn Goodstein, an individual (“Mr. Goodstein”), and Barry Swidler, an individual (“Mr. Swidler” and, collectively with FVP, BII, OP, CIP, OIP, FVS, FVO, MP, SGP, Mr. Goldstein, Full Value Advisors, SPAR, Kimball & Winthrop, KBR, FVS GP, GSG Capital, BJS and Mr. Goodstein, the “Reporting Persons”).  Kimball & Winthrop is an investment advisory firm, Mr. Goldstein is an investment advisor and each of the other Reporting Persons is a private investment partnership or limited liability company, as applicable.

    The general partner of FVP is Full Value Advisors, which is controlled by Mr. Goldstein, Steve Samuels (“Mr. Samuels”) and Andrew Dakos (“Mr. Dakos”).  The managing member of BII is SPAR, which is controlled by Mr. Goldstein, Mr. Samuels, Mr. Dakos and Rajeev Das (“Mr. Das”).  The general partner of OP is Kimball & Winthrop, which is controlled by Mr. Goldstein (president and director) and Mr. Samuels (vice president and director).  The general partner of CIP is KBR, which is controlled by Jeff Robertson (president) (“Mr. Robertson”).  The general partner of OIP is SPAR.  The general partner of FVS is FVS GP, which is controlled by Mr. Goldstein, Mr. Samuels and Mr. Dakos.  The general partner of FVO is Full Value Advisors.  The general partner of MP is GSG Capital, which is controlled by Glenn Goodstein (“Mr. Goodstein”).  The general partner of SGP is BJS, which is controlled by Barry Swidler (“Mr. Swidler”).

   The principal business address of each Reporting Person that is not a natural person, except for SGP, MP and CIP is Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.  The principal business address of SGP is 10 Wenwood Drive, Brookville, NY 11545.  The principal business address of MP is 2308 Camino Robledo, Carlsbad, CA 92009.  The principal business address of CIP is 12237 Sunset Parkway, Los Angeles, CA 90064.

               The citizenship, principal business address, present principal occupation or employment, and material occupations, positions, offices or employments (and the principal business and address of any corporation or organization in which such employment is conducted) of each of the above named natural persons (collectively the “Other Persons”) are as follows:

•  Mr. Goldstein is a U.S. citizen with a business address of Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.  Mr. Goldstein is an investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: OP, OIP, and FVP.  Mr. Goldstein has been a director of the Mexico Income and Equity Fund since 2000, Brantley Capital Corporation since 2001, the Emerging Markets Telecommunications Fund since 2005 and the First Israel Fund since 2005.

      •  Mr. Samuels is a U.S. citizen with a business address of Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.  Mr. Samuels is a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: OP, OIP, and FVP.

•  Mr. Dakos is a U.S. citizen with a business address of Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.  Mr. Dakos is an investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: OP, OIP and FVP, and President of Elmhurst Capital, Inc. an investment advisory firm.  He has been a director of the Mexico Income and Equity Fund since 2001.

•  Mr. Das is a citizen of India with a business address of Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663.  Mr. Das is the chief financial officer and a senior analyst for Kimball & Winthrop and is a principal of SPAR.  He has been a director of the Mexico Income and Equity Fund since 2001.

• Mr. Swidler is a U.S. citizen with a business address of 301 Norman Avenue, Brooklyn, NY, 11222. Mr. Swidler is the Managing Member of BJS.
•  Mr. Goodstein is a U.S. citizen with a business address of 2308 Camino Robledo, Carlsbad, CA 92009.  Mr. Goodstein is a registered investment advisor and managing member of the general partner of MP.  He is a director of Mexico Equity and Income Fund.

• Mr. Robertson is a U.S. citizen with a business address of 12237 Sunset Parkway, Los Angeles, CA 90064. Mr. Robertson is the managing partner of KBR.

During the past five years none of the Reporting Persons or Other Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons or Other Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, except as follows:  In January 2007, the Massachusetts Securities Division filed a complaint against the Reporting Person and a number of affiliated entities and individuals (“Defendants”).  The allegations stem from a website controlled by affiliates of the Reporting Person and material sent via email to an individual requesting information on such website.  The Massachusetts Securities Division alleges that the provision of information on the website and via email constitutes an unregistered public offering of securities in violation of Massachusetts law.  The Defendants have answered these allegations and asserted that they have not violated Massachusetts law because they have not solicited investors over their website or via email and that the materials provided on their website and via email do not constitute a public offering and, in any event, are protected speech under the First Amendment.  The Defendants have also sued the Massachusetts Securities Division in Massachusetts Superior Court alleging violation of their First Amendment rights and have requested an injunction to prevent the Massachusetts Securities Division from pursuing enforcement proceedings against the Defendants.  On July 25, 2007, the presiding officer of the Massachusetts Securities Division ruled that BIGP violated the securities laws by furnishing information about BIGP to a non-accredited investor via the website and email.  The case will now be heard by the Massachusetts Superior Court.

Item 3 Source and Amount of Funds or Other Consideration

The responses of the Reporting Persons to Row (4) of the cover pages of this Amendment No. 4 are incorporated herein by reference.  All purchases of Common Stock by the Reporting Persons were made in open market transactions.  The aggregate amount of the funds expended by the Reporting Persons for such purchases was $69,387,906.54, in each case including commissions and other execution related costs.

Item 4 Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes.  Each of the Reporting Persons reviews on a continuing basis its investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, each Reporting Person and its affiliates may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of such Reporting Person, its affiliates, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

      As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person and its affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Person and its affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above.

Item 5 Interest in Securities of the Issuer

(a)-(b)     The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and Item 2 of this Statement are incorporated herein by reference.  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement include the shares of Common Stock held by the applicable Reporting Person as well as those additional shares of Common Stock as such Reporting Person may be deemed to beneficially own as a control person or a member of a group.  Additionally, the responses of Kimball & Winthrop to Rows (7) through (13) of the cover pages of this Statement, as well as the responses of the other Reporting Persons to Rows (11) through (13) of the cover pages of this Statement,  include 9,200 shares of Common Stock held in discretionary accounts of third parties which are managed by Kimball & Winthrop (the “Managed Accounts”).  As of October 9, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 2,625,408 shares of Common Stock.  Such shares constitute approximately 6.1% of the issued and outstanding shares of the Common Stock (based upon the 43,320,750 shares of the Common Stock stated to be issued and outstanding by the Issuer in its latest Form N-CSR for the period ending June 30, 2007).  Except with respect to the Managed Accounts, each Reporting Person has the sole or shared power to vote or direct the vote of the shares described in the responses of such Reporting Person to Rows (7) through (13) of the cover pages of this Statement or to dispose or direct the disposition of such shares, in each case as described in such responses.  With respect to the Managed Accounts, Kimball & Winthrop has no power to vote or direct the vote of the 9,200 shares of Common Stock held in the Managed Accounts but has the sole power to dispose or direct the disposition of such shares.

(c)           During the past 60 days, the Reporting Persons have made the following purchases and sales of Common Stock on the open market (each of which has been effected by such Reporting Person identified next to the applicable transaction described below):

Transaction Type               Reporting Person                           Transaction Date                       Number of Shares                          Price Per Share
                                                 Purchased / Sold                                       ($)

Purchase	CIP	8/3/2007	2,800	25.4325
Purchase	SGP	8/3/2007	2,500	25.4325
Purchase	OP	8/3/2007	9,600	25.4325
Purchase	MP	8/6/2007	3,200	24.6688
Purchase	FVP	8/7/2007	10,625	25.312
Purchase	OP	8/7/2007	7,200	25.312
Purchase	CIP	8/7/2007	2,200	25.312
Purchase	SGP	8/7/2007	2,075	25.312
Purchase	MP	8/8/2007	950	26.0129
Purchase	FVP	8/8/2007	4,400	26.0129
Purchase	OP	8/8/2007	3,200	26.0129
Purchase	CIP	8/8/2007	950	26.0129
Purchase	SGP	8/8/2007	900	26.0129
Purchase	MP	8/9/2007	1,400	25.7573
Purchase	CIP	8/9/2007	1,400	25.7573
Purchase	SGP	8/9/2007	1,200	25.7573
Purchase	OP	8/9/2007	4,700	25.7573
Purchase	FVP	8/9/2007	6,600	25.7573
Purchase	CIP	8/10/2007	4,900	25.198
Purchase	OP	8/10/2007	16,500	25.198
Purchase	MP	8/10/2007	5,058	25.198
Purchase	SGP	8/10/2007	4,200	25.198
Purchase	FVP	8/10/2007	23,200	25.198
Purchase	BII	8/13/2007	4,500	25.2473
Purchase	BII	8/14/2007	33,000	24.7675
Purchase	BII	8/15/2007	25,000	24.5262
Purchase	BII	8/16/2007	16,650	22.4975
Purchase	BII	8/17/2007	50,900	23.2459
Purchase	BII	8/20/2007	5,000	24.23
Purchase	BII	8/22/2007	20,000	24.865
Purchase	BII	8/23/2007	4,000	25.1063
Purchase	BII	8/24/2007	1,600	25.1863
Purchase	BII	8/27/2007	10,400	24.9355
Purchase	BII	8/28/2007	8,700	24.5845
Purchase	BII	8/29/2007	1,600	24.62
Purchase	BII	8/30/2007	15,000	24.8467
Purchase	BII	8/31/2007	9,300	24.7948
Purchase	BII	9/4/2007	7,700	25.411
Purchase	BII	9/5/2007	10,000	25.2761
Purchase	BII	9/7/2007	25,000	25.1676
Purchase	BII	9/10/2007	3,300	24.9712
Purchase	BII	9/11/2007	15,800	25.2919
Purchase	BII	9/12/2007	3,400	25.3312
Purchase	BII	9/13/2007	20,000	25.546
Purchase	BII	9/14/2007	11,300	25.5654
Purchase	BII	9/17/2007	10,500	25.391
Purchase	BII	9/18/2007	5,200	25.625
Purchase	BII	9/19/2007	73,700	26.414
Purchase	BII	9/20/2007	10,400	26.3957
Purchase	BII	9/21/2007	40,000	26.3292
Purchase	BII	9/27/2007	26,500	26.3187
Purchase	BII	9/28/2007	22,100	26.1931
Purchase	BII	10/1/2007	15,300	26.3527
Purchase	BII	10/2/2007	36,400	26.4366
Purchase	BII	10/3/2007	35,300	26.335
Purchase	BII	10/4/2007	7,900	26.4395
Purchase	BII	10/5/2007	30,500	26.8123
Purchase	BII	10/5/2007	30,000	26.95
Purchase	BII	10/8/2007	32,900	26.807
Purchase	BII	10/9/2007	195,000	27.0893

(d)    None of the Reporting Persons knows of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such entities.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7 Material to be Filed as Exhibits

1. Joint Filing Agreement, dated October 9, 2001.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2007
FULL VALUE ADVISORS L.L.C.

By: /s/ Andrew Dakos

Name: Andrew Dakos
Title: Managing Member

FULL VALUE PARTNERS L.P.

By: FULL VALUE ADVISORS L.L.C., general partner

By: /s/ Andrew Dakos

Name: Andrew Dakos
Title: Managing Member

BULLDOG INVESTORS I, LLC

By: SPAR ADVISORS L.L.C., manager

By: /s/ Rajeev Das

Name: Rajeev Das
Title: Managing Member

OPPORTUNITY PARTNERS L.P.

By: KIMBALL & WINTHROP, INC., general partner

By: /s/ Phillip Goldstein

Name: Phillip Goldstein
Title: President

CALAPASAS INVESTMENT PARTNERS L.P.

By: KLEIN, BOGAKOS AND ROBERTSON, CPAS INC., general partner

By: /s/ Jeff Robertson

Name: Jeff Robertson
Title: President

OPPORTUNITY INCOME PLUS FUND L.P.

By: SPAR ADVISORS L.L.C., general partner

By: /s/ Rajeev Das

Name: Rajeev Das
Title: Managing Member

FULL VALUE SPECIAL SITUATIONS FUND, LP

By: FULL VALUE SPECIAL SITUATIONS FUND GP LLC, general partner

By: /s/ Andrew Dakos

Name: Andrew Dakos
Title: Managing Member

FULL VALUE OFFSHORE PARTNERS L.P.

By: FULL VALUE ADVISORS LLC, general partner

By: /s/ Andrew Dakos

Name: Andrew Dakos
Title: Managing Member

MERCURY PARTNERS L.P.

By: GSG CAPITAL ADVISORS LLC, general partner

By: /s/ Glenn Goodstein

Name: Glenn Goodstein
Title: Managing Member

STEADY GAIN PARTNERS L.P.

By: BJS Management, LLC, general partner

By: /s/ Barry Swidler

Name: Barry Swidler
Title: Managing Member

SPAR ADVISORS L.L.C.

By: /s/ Rajeev Das

Name: Rajeev Das
Title: Managing Member

KIMBALL & WINTHROP, INC.

By: /s/ Phillip Goldstein

Name: Phillip Goldstein
Title: President

KLEIN, BOGAKOS AND ROBERTSON CPAS INC.

By: /s/ Jeff Robertson

Name: Jeff Robertson
Title: President

FULL VALUE SPECIAL SITUATIONS FUND GP LLC

By: /s/ Andrew Dakos

Name: Andrew Dakos
Title: Managing Member

GSG CAPITAL ADVISORS LLC

By: /s/ Glenn Goodstein

Name: Glenn Goodstein
Title: Managing Member

BJS MANAGEMENT, LLC

By: /s/ Barry Swidler

Name: Barry Swidler
Title: Managing Member

/s/ Phillip Goldstein
Name: Phillip Goldstein

/s/ Barry Swidler
Name: Barry Swidler

/s/ Glenn Goodstein
Name: Glenn Goodstein